United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

August 1, 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

July 1 - 31, 2025

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Block Listing Application	July 3, 2025
Director/PDMR Shareholding	July 16, 2025
Director/PDMR Shareholding	July 22, 2025
Director/PDMR Shareholding	July 24, 2025
Total voting rights and capital as at July 31, 2025	August 1, 2025

2

3 July 2025

Coca-Cola Europacific Partners plc (“CCEP” or the “Company”)
Block Listing Application

CCEP announces that an application has been made to the Financial Conduct Authority and the London Stock Exchange ("LSE") for a block listing of 17,000 ordinary shares of €0.01 each in the Company (the "Shares") to be admitted to the Official List and to trading on the LSE. Shares from this application will be issued pursuant to the Coca-Cola Europacific Partners plc Long Term Incentive Plan (the “Plan”) approved by shareholders at the 2023 AGM.

An additional 9,792 Ordinary Shares have already been issued and allotted under the Plan.

When issued, the Shares will rank pari passu with the existing shares of the Company.

Admission of the Shares is expected to occur on 4 July 2025.

CONTACTS

Company Secretariat Clare Wardle clare.wardle@ccep.com	Investor Relations Sarah Willett sarah.willett@ccep.com	Media Relations Shanna Wendt mediaenquiries@ccep.com

ABOUT CCEP
Coca-Cola Europacific Partners is one of the world's leading consumer goods companies. We make, move and sell some of the world's most loved brands - serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.

We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.

The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the NASDAQ 100 and FTSE 100 indices, trading under the symbol CCEP.

For more information about CCEP, please visit www.cocacolaep.com and follow CCEP on LinkedIn

July 16, 2025
COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	General Manager, Iberian Business Unit
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.603480 Ordinary Shares pursuant to the Employee Share Purchase Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $95.882000	3.603480

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.603480 Ordinary Shares Weighted Average Price: USD $95.882000 Aggregated Price: USD $345.508869
e)	Date of the transaction	2025-07-14
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5.405370 Ordinary Shares pursuant to the Employee Share Purchase Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $95.882000	5.405370

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 5.405370 Ordinary Shares Weighted Average Price: USD $95.882000 Aggregated Price: USD $518.277686
e)	Date of the transaction	2025-07-14
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

July 22, 2025
COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Edward Walker
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.747940 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $97.360598	2.044330
		USD $0.00	1.703610

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.747940 Ordinary Shares Weighted Average Price: USD $53.105757 Aggregated Price: USD $199.037190
e)	Date of the transaction	2025-07-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.747940 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $97.360598	2.044330
		USD $0.00	1.703610

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.747940 Ordinary Shares Weighted Average Price: USD $53.105757 Aggregated Price: USD $199.037190
e)	Date of the transaction	2025-07-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.747940 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $97.360598	2.044330
		USD $0.00	1.703610

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.747940 Ordinary Shares Weighted Average Price: USD $53.105757 Aggregated Price: USD $199.037190
e)	Date of the transaction	2025-07-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.747940 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $97.360598	2.044330
		USD $0.00	1.703610

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.747940 Ordinary Shares Weighted Average Price: USD $53.105757 Aggregated Price: USD $199.037190
e)	Date of the transaction	2025-07-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 2.033060 Ordinary Shares pursuant to the UK Shareshop
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $97.360600	2.033060

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.033060 Ordinary Shares Weighted Average Price: USD $97.360600 Aggregated Price: USD $197.939941
e)	Date of the transaction	2025-07-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, France-Benelux-Nordics
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.747940 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $97.360598	2.044330
		USD $0.00	1.703610

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.747940 Ordinary Shares Weighted Average Price: USD $53.105757 Aggregated Price: USD $199.037190
e)	Date of the transaction	2025-07-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.747940 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $97.360598	2.044330
		USD $0.00	1.703610

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.747940 Ordinary Shares Weighted Average Price: USD $53.105757 Aggregated Price: USD $199.037190
e)	Date of the transaction	2025-07-21
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

July 24, 2025
COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Ana Callol
2	Reason for notification
a)	Position / status	General Manager, Iberian Business Unit
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 4.332593 Ordinary Shares from the Employee Benefit Trust (EBT) following the vesting of matching share awards granted pursuant to the Employee Share Purchase Plan (ESPP).
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0.00	4.332593

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4.332593 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2025-07-23
f)	Place of the transaction	Outside of trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049

b)	Nature of the transaction	Sale of 1.516397 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the acquisition of the 4.332593 Ordinary Shares from the EBT on 23 July 2025 pursuant to the ESPP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $95.450000	1.516397

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 1.516397 Ordinary Shares Weighted Average Price: USD $95.450000 Aggregated Price: USD $144.740094
e)	Date of the transaction	2025-07-23
f)	Place of the transaction	Outside of trading venue

1	Details of PDMR / PCA
a)	Name	Jose Antonio Echeverria
2	Reason for notification
a)	Position / status	Chief Customer Service and Supply Chain Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 6.499092 Ordinary Shares from the Employee Benefit Trust (EBT) following the vesting of matching share awards granted pursuant to the Employee Share Purchase Plan (ESPP).
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0.00	6.499092

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 6.499092 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2025-07-23
f)	Place of the transaction	Outside of trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 2.854375 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the acquisition of the 6.499092 Ordinary Shares from the EBT on 23 July 2025 pursuant to the ESPP
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $95.450000	2.854375

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 2.854375 Ordinary Shares Weighted Average Price: USD $95.450000 Aggregated Price: USD $272.450094
e)	Date of the transaction	2025-07-23
f)	Place of the transaction	Outside of trading venue

August 1, 2025

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 31 July 2025, Coca-Cola Europacific Partners plc had 456,065,390 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 456,065,390 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola Europacific Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola Europacific Partners plc
Lauren Brown
Head of Secretariat
+44 7919 485 062

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: August 1, 2025	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary